Exhibit 99.1

Aphria Completes Acquisition of CC Pharma, Leading German Pharmaceutical and Medical Cannabis Distributor

LEAMINGTON, ON, Jan. 9, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that it had completed its previously announced acquisition of CC Pharma GmbH ("CC Pharma"), a leading distributor of pharmaceutical products, including medical cannabis, to more than 13,000 pharmacies in Germany, as well as throughout Europe.  The Company continues to strengthen its end-to-end cannabis operations and infrastructure in Germany.

"As one of the most promising medical cannabis markets in the world, Germany is a top strategic priority for Aphria.  With today's acquisition of CC Pharma, Aphria is creating a German and ultimately pan-European platform that brings together demand, supply and distribution." said Vic Neufeld, CEO of Aphria. "We're excited to welcome the CC Pharma team and the pharmacists they serve to the Aphria family."

Dr. Manfred Ziegler, Managing Director of CC Pharma, added, "We're thrilled to be joining forces with Aphria.  Access to Aphria's innovative products creates significant opportunities for CC Pharma's customers to experience more medical cannabis treatment options."

CC Pharma is a leading importer and distributor of EU-pharmaceuticals for the German market.  Founded in 1999, today it has over 230 employees and offices in Germany, Denmark, Poland and the Czech Republic.  CC Pharma holds 318 active German national pharmaceutical licenses and 692 active EU pharmaceutical licenses, and also operates a production, repackaging and labeling facility at its headquarters in Densborn, Germany. During 2018, CC Pharma generated revenue of approximately €262 million, with EBITDA of approximately €10.5 million.

"Through a series of deliberate and strategic partnerships, investments and appointments over the past 18 months, Aphria is a front runner in the German medical cannabis market," said Hendrik Knopp, Managing Director of Aphria Germany. "CC Pharma's shared values, deep relationships and local regulatory and logistical experience are a perfect complement to Aphria's expertise.  One of our first steps will be to create a new division of CC Pharma dedicated to medical cannabis."

In addition to today's acquisition of CC Pharma, other previously announced strategic milestones for Aphria and its wholly owned subsidiaries in Germany include:

  A significant supply agreement to provide CC Pharma approximately 1,200 kilograms of medical cannabis products, exported from Canada and Denmark to Germany.
  A 2018 investment in Berlin-based Schoneberg Hospital, a first step in Aphria's plans to build and operate pain treatment centres throughout Germany.
  The construction of a state-of-the-art, GMP certified cannabis vaults (5,000 kg storage capacity), in Bad Bramstedt, Germany, to be completed by late spring 2019.
  The start of construction of a Research and Development indoor growing facility in Neumünster, Germany, in preparation for in-country cultivation.

Aphria paid €18.92 million in cash to the former shareholders of CC Pharma with an earn-out multiple on future EBITDA of up to another €23.5 million, if certain performance milestones are met.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; CC Pharma's expected sales levels, the expected purchase price of CC Pharma, the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 03:00e 09-JAN-19